Mail Stop 3561

July 24, 2007

Via U.S. Mail

Peter Cookson
Senior Vice President
Banc of America Commercial Mortgage Inc.
214 North Tryon Street
NC-027-22-03
Charlotte, NC 28255

Re: Banc of America Commercial Mortgage Trust 2006-2
         Form 10-K for the fiscal year ended December 31, 2006
         Filed March 29, 2007
         File no. 333-130755-01

Dear Mr. Cookson,

We have completed our review of your Form 10-K and related filings and have no further
comments at this time.

                                        Sincerely,

                                        Max A. Webb
                                        Assistant Director

cc: Henry A. LaBrun, Esq.
       Cadwalader, Wickersham & Taft LLP
       via facsimile: (704) 348-5200